THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

December 6, 2018

VIA EDGAR

Ms. Tracey Houser

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 8, 2018

File No. 001-01927

Dear Ms. Houser:

This letter is in response to the letter, dated November 20, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Manufacturing and Construction, of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions, page 34

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Considering the significance of the $749 million of foreign tax credits deferred tax assets to your consolidated financial statements and your conclusion that your undistributed foreign earnings are indefinitely reinvested, please expand your disclosures to clearly explain to investors the specific source of foreign income you are relying on to fully realize your foreign tax credits deferred tax assets. Please refer to comment 4 in our letter dated December 22, 2016, and comment 2 in our letter dated February 3, 2017, along with your corresponding letters dated January 9, 2017, and February 7, 2017, respectively.

For many years prior to 2015, the Company incurred losses in the U.S. for tax purposes that offset our income from foreign sources and, as a result, created a build-up of foreign tax credits (“FTCs”), including U.S. losses in 2013 and 2014 primarily due to deducting approximately $2 billion of pension contributions related to the funding of our salaried and hourly U.S. pension plans. In 2015 through 2017, we generated U.S. taxable income, excluding dividends, of approximately $1.2 billion and our current forecasts have U.S. profitability continuing for the foreseeable future. Due to this improvement in domestic profitability since 2014, we utilized all of our U.S. federal net operating losses as of December 31, 2016 and began utilizing our FTC deferred tax assets at that time.

The Tax Cuts and Jobs Act (the “Tax Act”) enacted into law in the U.S. on December 22, 2017 included provisions that favorably impacted the Company’s ability to utilize its FTCs before they expire, such as permitting 100% (50% under prior law) of our domestic profitability to be re-characterized as foreign source income to the extent domestic losses have offset foreign source income in prior years. As disclosed in Note 6, Income Taxes (at page 74) of the Company’s Form 10-K for the fiscal year ended December 31, 2017, the Company had approximately $1 billion of undistributed earnings of foreign subsidiaries that are indefinitely reinvested in property, plant and equipment and working capital and, as such, are not available for repatriation. The Company also has undistributed earnings of foreign subsidiaries that are not indefinitely reinvested. During 2018, the Company repatriated some of these undistributed earnings primarily by intercompany dividends from its foreign subsidiaries, including from subsidiaries in Singapore and Japan during the second quarter of 2018, and may take similar actions in the future. These actions typically lower U.S. interest expense, for example by reducing intercompany loans, and, thus, increase U.S. profitability which can then be re-recharacterized as foreign source income.

On the other hand, the Tax Act also reduced the corporate income tax rate in the U.S. from 35% to 21%, which may negatively impact our ability to fully utilize our FTCs before they expire as there will be a corresponding decrease in U.S. tax to offset with the FTCs.

The Company will expand its disclosures to clearly identify the sources of income it is relying on to realize its FTC deferred tax assets, including the amount of undistributed earnings of foreign subsidiaries that are available for repatriation, in its Form 10-K for the fiscal year ended December 31, 2018 and, to the extent FTCs remain material to the Company, in other future filings.

In the Critical Accounting Policies section of MD&A, when discussing deferred tax asset valuation allowances and uncertain income tax positions, the following disclosures will be added:

“Our net deferred tax assets include approximately $xxx million of foreign tax credits generated primarily from the receipt of foreign dividends. Our earnings and projections along with three significant sources of foreign source income provide us sufficient positive evidence to avoid setting up a valuation allowance against these credits while also considering the negative evidence of their limited carryforward periods. Those sources of foreign source income are (1) 100% of our domestic profitability can be re-characterized as foreign source income under current U.S. tax law to the extent domestic losses have offset foreign source income in prior years, (2) annual net foreign source income, exclusive of dividends, primarily from royalties and (3) if necessary, we can enact tax planning strategies, including the ability to capitalize research and development costs annually, accelerate income on cross border sales of inventory or raw materials to our subsidiaries and reduce U.S. interest expense by, for example, reducing intercompany loans through repatriating undistributed earnings of foreign subsidiaries that are not indefinitely reinvested, all of which would increase our domestic profitability. There is a risk that future foreign source income will not be sufficient to fully utilize these foreign tax credits, however, we believe that it is more likely than not that the sources of foreign taxable income noted above will allow us to fully utilize our foreign tax credits prior to their various expiration dates.”

In the Notes to Consolidated Financial Statements, when discussing Income Taxes, the following disclosures will be added (additions are indicated by underline):

“We have undistributed earnings of foreign subsidiaries totaling approximately $xxx million, including approximately $xxx million for which no provision for withholding tax is required because such earnings have been or will be reinvested in property, plant and equipment and working capital. A withholding tax charge of approximately $xxx million (net of foreign tax credits) would be required if these earnings were to be distributed.”

As part of our normal process, we are completing our annual operating plan for 2019 and forecasts of profitability for 2019 and beyond. We expect to finalize our annual operating plan and forecasts before we file our Form 10-K for the fiscal year ended December 31, 2018. Concurrently, we will reassess the realizability of our FTCs, considering our forecasts of future profitability and relevant macroeconomic information available, including raw material prices and currency exchange rates, which possess a high degree of volatility and can significantly impact our profitability. If we determine that we need to establish a valuation allowance in the fourth quarter of 2018 against any of our FTCs, the proposed additional disclosures noted above, as well as other relevant disclosures, will be updated accordingly.

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Please direct any questions, comments or advice of the Commission staff to the undersigned at 330-796-4660.

Respectfully submitted,

The Goodyear Tire & Rubber Company

By:	/s/ Evan M. Scocos
Evan M. Scocos Vice President and Controller

cc:    Terence O’Brien, U.S. Securities and Exchange Commission

Darren Wells, The Goodyear Tire & Rubber Company

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